SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Simcere Pharmaceutical Group

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

82859P 10 4 1

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No. 82859P 10 4		13G

1	Name of Reporting Person New Good Management Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 36,950,602 Ordinary Shares
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 36,950,602 Ordinary Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 36,950,602 Ordinary Shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11	Percent of Class Represented by Amount in Row 9 36.0%
12	Type of Reporting Person* CO

CUSIP No. 82859P 10 4	13G

Item 1(a).	Name of Issuer: Simcere Pharmaceutical Group (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: No.699-18 Xuan Wu Avenue Xuan Wu District, Nanjing Jiangsu Province 210042 The People’s Republic of China

Item 2(a).	Name of Person Filing: New Good Management Limited
Item 2(b).	Address of Principal Business Office, or, if none, Residence: No.699-18 Xuan Wu Avenue Xuan Wu District, Nanjing Jiangsu Province 210042 The People’s Republic of China
Item 2(c).	Citizenship or Place of Organization: British Virgin Islands
Item 2(d).	Title of Class of Securities: Ordinary Shares
Item 2(e).	CUSIP Number: 82859P 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership.

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the person filing this statement is provided as of December 31, 2012.  The percentage amount is based on 102,564,528 Ordinary Shares outstanding as of December 31, 2012, as derived from the Issuer’s corporate records.

			Number of shares as to which the person has:
Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
New Good Management Limited	36,950,602	36.0%	—	36,950,602	—	36,950,602

New Good Management Limited (“NGM”) is the record holder of 36,950,602 Ordinary Shares of the Issuer. Prior to May 2008, NGM did not have any controlling shareholder.  In May 2008, Mr. Jinsheng Ren, the Chairman of the Board of Directors of NGM (“Mr. Ren”), became a controlling shareholder of NGM.  Pursuant to Rule 13d-3 under the Act, Mr. Ren may be deemed to share with NGM the voting and dispositive power over the 36,950,602 Ordinary Shares held by NGM.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certifications.
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2013

New Good Management Limited

By:	/s/ Jinsheng Ren
Name: Jinsheng Ren
Title: Chairman